Exhibit 99.1

Tarena International, Inc. Announces the Results for the Third Quarter of 2021

BEIJING, November 23, 2021 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Highlights for the Third Quarter of 2021

•	Net revenues decreased by 0.9% year-over-year to RMB615.2 million (US$95.5 million), from RMB620.8 million in the same period of 2020.

•	Net revenue from adult professional education business, which represented 45.9% of the total net revenues, decreased by 14.7% year-over-year to RMB282.6 million (US$43.9 million), from RMB331.2 million in the same period of 2020.

•	Net revenue from childhood & adolescent quality education business, which represented 54.1% of the total net revenues, increased by 14.8% year-over-year to RMB332.6 million (US$51.6 million), from RMB289.6 million in the same period of 2020.

•	Gross profit decreased by 10.5% year-over-year to RMB313.2 million (US$48.6 million), from RMB350.0 million in the same period of 2020.

•	Gross profit margin decreased by 5.5% points year-over-year to 50.9%, from 56.4% in the same period of 2020.

•	Operating loss increased by 56.5% to a loss of RMB88.5 million (US$13.7 million), from a loss of RMB56.6 million in the same period of 2020.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB84.4 million (US$13.1 million), compared to non-GAAP operating loss of RMB49.2 million in the same period of 2020.

•	Net loss was RMB94.7 million (US$14.7 million), compared to net loss of RMB63.9 million in the same period of 2020.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB90.5 million (US$14.0 million), compared to non-GAAP net loss of RMB56.5 million in the same period of 2020.

•	Basic and diluted loss per American Depositary Share ("ADS") was RMB1.64 (US$0.25), compared to loss per ADS of RMB1.16 in the third quarter of 2020.

•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB304.8 million (US$47.3 million) as of September 30, 2021, compared to RMB364.8 million as of December 31, 2020.

•	Net cash outflow from operating activities in the third quarter of 2021 was RMB35.4 million (US$5.5 million). Net cash inflow from investing activities in the third quarter of 2021 was RMB28.6 million (US$4.4 million).

•	Deferred revenue totaled RMB2,063.0 million (US$320.2 million) as of September 30, 2021, compared to RMB1,998.2 million as of December 31, 2020, representing an increase of 3.2%.

•	Total student enrollments in adult professional education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, in the third quarter of 2021 decreased by 13.0% year-over-year to 33,400.

•	Total number of learning centers in adult professional education decreased to 100 as of September 30, 2021, from 106 as of September 30, 2020.

•	Total student enrollments in childhood & adolescent quality education business, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the third quarter of 2021 reached 146,900, increased by 19.6%, compared to the student enrollments of 122,800 in the same period of 2020.

•	Total number of learning centers in childhood & adolescent quality education increased to 238 as of September 30, 2021, from 236 as of September 30, 2020.

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Highlights for the Nine Months Ended September 30, 2021

•	Net revenues increased by 38.8% year-over-year to RMB1,731.2 million (US$268.7 million), from RMB1,247.6 million in the same period in 2020.

•	Net revenue from adult professional education business, which represented 48.0% of the total net revenues, increased by 6.0% year-over-year to RMB830.9 million (US$129.0 million), from RMB783.7 million in the same period of 2020.

•	Net revenue from childhood & adolescent quality education business, which represented 52.0% of the total net revenues, increased by 94.1% year-over-year to RMB900.3 million (US$139.7 million), from RMB463.9 million in the same period of 2020.

•	Gross profit increased by 81.6% year-over-year to RMB857.5 million (US$133.1 million), from RMB472.3 million in the same period in 2020.

•	Gross profit margin increased by 11.6% points year-over-year to 49.5%, from 37.9% in the same period of 2020.

•	Operating loss was RMB308.7 million (US$47.9 million), compared to operating loss of RMB721.3 million in the same period in 2020.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB293.6 million (US$45.6 million), compared to non-GAAP operating loss of RMB692.6 million in the same period in 2020.

•	Net loss was RMB293.2 million (US$45.5 million), compared to net loss of RMB676.5 million in the same period in 2020.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB278.0 million (US$43.2 million), compared to non-GAAP net loss of RMB647.8 million in the same period in 2020.

•	Basic and diluted loss per American Depositary Share ("ADS") was RMB5.20 (US$0.81).

•	Total student enrollments in adult professional education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, in the first nine of 2021 decreased by 8.9% year-over-year to 55,400.

•	Total student enrollments in childhood & adolescent quality education business, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the first nine of 2021 reached 163,300, increased by 32.5%, compared to the student enrollments of 123,200 in the same period of 2020.

Key Financial Results

	For the Three Months Ended September 30,		Variance	% of change	For the Nine Months Ended September 30,		Variance	% of change
	2020	2021			2020	2021
	RMB	RMB	RMB		RMB	RMB	RMB
	(in thousands, except for percentages)
Net revenues	620,802	615,175	(5,627)	-0.9	1,247,628	1,731,219	483,591	38.8
Cost of revenues(a)	(270,842)	(302,008)	(31,166)	11.5	(775,369)	(873,730)	(98,361)	12.7
Gross profit	349,960	313,167	(36,793)	-10.5	472,259	857,489	385,230	81.6
Gross margin	56.4%	50.9%	-5.5%		37.9%	49.5%	11.6%
Selling and marketing expenses(a)	(239,211)	(223,651)	15,560	-6.5	(682,995)	(656,284)	26,711	-3.9
General and administrative expenses(a)	(143,072)	(151,509)	(8,437)	5.9	(435,296)	(437,520)	(2,224)	0.5
Research and development expenses(a)	(24,256)	(26,552)	(2,296)	9.5	(75,219)	(72,434)	2,785	-3.7
Total operating expenses	(406,539)	(401,712)	4,827	-1.2	(1,193,510)	(1,166,238)	27,272	-2.3
Operating loss	(56,579)	(88,545)	(31,966)	56.5	(721,251)	(308,749)	412,502	-57.2

Notes:

(a)	Includes share-based compensation expenses.

“In the third quarter of 2021, there were adverse climate and weather conditions affecting our business, such as flooding and typhoon incidents, as well as COVID-19 cases sporadically occurred in some areas of China. In response to these issues, we have implemented and executed appropriate measures, including but not limited to transferring offline, on-site students to online lessons, to deal with these types of difficulties. Our total net revenues decreased by 0.9% to RMB615.2 million in the third quarter of 2021, from RMB620.8 million in the same period of last year. Net revenues from our childhood & adolescent quality education business, which represent about 54.1% of our total net revenues, increased by 14.8% to RMB332.6 million in the third quarter of 2021, from RMB289.6 million in the same period of 2020. Student enrollments of childhood and adolescent quality education increased by about 19.6% to 146,900 in the third quarter of 2021, from 122,800 in the same period of last year. Net revenues from the adult professional education business, which represent about 45.9% of our total net revenue decreased by 14.7% to RMB282.6 million in the third quarter of 2021, from RMB331.2 million in the same period last year. Due to the decrease in net revenue from adult profession education, our gross profit margin decreased by 5.5 percentage points to 50.9% in the third quarter of 2021 from 56.4% in the same period of 2020.” remarked Ms. Ying Sun, the Chief Executive Officer of Tarena.

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“With the implementation of the national policy to ease the burden of excessive homework and off-campus tutoring for students in compulsory education, we understood that, instead of subject-based curricula, only quality education, which emphasizes and provokes the growth of children and adolescent, may receive long-term supports from the government. We shall definitely follow and comply with all the statutory required policies and be a staunch force in providing quality-oriented education in science and information technology. We are so delighted to note that, according to those policies recently announced and published by the Chinese government, adult professional education is highly encouraged and promoted. We will continue to upgrade the quality of our comprehensive products and services and uplift our operational efficiencies.” concluded Ms. Ying Sun.

Financial Results for the Third Quarter of 2021

Net Revenues

Total net revenues decreased by 0.9% to RMB615.2 million (US$95.5 million) in the third quarter of 2021, from RMB620.8 million in the same period of 2020.

Net revenue from adult professional education business decreased by 14.7% to RMB282.6 million (US$43.9 million) in the third quarter of 2021, from RMB331.2 million in same period of 2020. The decrease was primarily due to decrease in student enrollments from 38,400 in the third quarter of 2020 to 33,400 in the same period of this year.

Net revenue from childhood & adolescent quality education business increased by 14.8% to RMB332.6 million (US$51.6 million) in the third quarter of 2021, from RMB289.6 million in same period of 2020. The increase was primarily due to increase in student enrollments from 122,800 in the third quarter of 2020 to 146,900 in the same period of 2021.

Cost of Revenues

Cost of revenues increased by 11.5% to RMB302.0 million (US$46.9 million) in the third quarter of 2021, from RMB270.8 million in the same period of 2020. The increase was primarily due to increase in personnel-related costs resulting from growing number of teaching staff at our childhood & adolescent quality education learning centers and, increase in social security fees which were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in the third quarter of 2020 but were not exempted in the third quarter of 2021.

Gross Profit and Gross Margin

Gross profit decreased by 10.5% to RMB313.2 million (US$48.6 million) in the third quarter of 2021, from RMB350.0 million in the same period of 2020. Gross margin, which is equal to gross profit divided by net revenues, was 50.9% in the third quarter of 2021, compared to 56.4% in the same period of 2020. The decrease was mainly attributable to the decrease in net revenue from adult professional education, which results in decrease in its gross profit and gross margin in the third quarter of 2021.

Operating Expenses

Total operating expenses decreased by 1.2% to RMB401.7 million (US$62.3 million) in the third quarter of 2021, from RMB406.5 million in the same period of 2020. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 0.4% to RMB397.7 million (US$61.7 million) in the third quarter of 2021, from RMB399.3 million in the same period of 2020. Total share-based compensation expenses allocated to the related operating expenses decreased by 45.4% to RMB4.0 million (US$0.6 million) in the third quarter of 2021, from RMB7.3 million in the same period of 2020.

Selling and marketing expenses decreased by 6.5% to RMB223.7 million (US$34.7 million) in the third quarter of 2021, from RMB239.2 million in the same period of 2020. The decrease was mainly due to decrease in advertising expenses in the third quarter of 2021 as compared to the advertising expenses incurred in the same period of 2020.

General and administrative expenses increased by 5.9% to RMB151.5 million (US$23.5 million) in the third quarter of 2021, from RMB143.1 million in the same period of 2020. The increase was mainly due to a one-time charge of the loss arising from the disposal of property, and partially offset by decrease in office and other miscellaneous expenses.

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Research and development expenses increased by 9.5% to RMB26.6 million (US$4.1 million) in the third quarter of 2021, from RMB24.3 million in the same period of 2020. The increase was mainly due to increase in social security fees which were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in the third quarter of 2020 but were not exempted in the third quarter of 2021.

Operating Loss

Operating loss was RMB88.5 million (US$13.7 million) in the third quarter of 2021, compared to operating loss of RMB56.6 million in the same period of 2020. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB84.4 million (US$13.1 million) in the third quarter of 2021, compared to non-GAAP operating loss of RMB49.2 million in the same period of 2020.

Interest Income

Net interest income was RMB0.4 million (US$0.1 million) in the third quarter of 2021, compared to net interest income of RMB3.3 million in the same period of 2020.

Other Income

Other income was RMB1.7 million (US$0.3 million) in the third quarter of 2021, compared to other income of RMB2.9 million in the same period of 2020. The income was mostly from government grant offered to our learning centers.

Foreign Exchange Loss

Foreign exchange loss was RMB0.2 million (US$0.0 million) in the third quarter of 2021, compared to foreign exchange loss of RMB3.4 million in the same period of 2020.

Income Tax Expense

The Company recorded an income tax expense of RMB8.0 million (US$1.2 million) in the third quarter of 2021, compared to income tax expense of RMB10.1 million in the same period of 2020.

Net Loss

As a result of the foregoing, net loss was RMB94.7 million (US$14.7 million) in the third quarter of 2021, compared to net loss of RMB63.9 million in the same period of 2020. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB90.5 million (US$14.0 million) in the third quarter of 2021, compared to non-GAAP net loss of RMB56.5 million in the same period of 2020.

Basic and Diluted Loss per ADS

Loss per ADS was RMB1.64 (US$0.25) in the third quarter of 2021, compared to loss per ADS of RMB1.16 in the third quarter of 2020. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB1.57 (US$0.24) in the third quarter of 2021, compared to non-GAAP loss per ADS of RMB1.02 in the third quarter of 2020.

Cash Flow

Net cash outflow used in operating activities in the third quarter of 2021 was RMB35.4 million (US$5.5 million). Net cash inflow from investing activities in the third quarter of 2021 was RMB28.6 million (US$4.4 million). The net proceeds from the disposal of property and office equipment in the third quarter of 2021 were RMB46.0 million (US$7.1 million) and RMB0.7 million (US$0.1 million), respectively. Capital expenditure incurred on leasehold improvement and office equipment in the third quarter of 2021 was RMB17.9 million (US$2.8 million).

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Financial Results for the Nine Months Ended September 30, 2021

Net Revenues

Total net revenues increased by 38.8% to RMB1,731.2 million (US$268.7 million) in the first nine months of 2021, from RMB1,247.6 million in the same period of 2020. The increase was mainly due to increase in student enrollments of childhood & adolescent quality education from 123,200 in the first nine months of 2020 to 163,300 in the same period of this year. Net revenue from childhood & adolescent quality education increased by 94.1% from RMB463.9 million in the first nine months of 2020 to RMB900.3 million (US$139.7 million) in the same period of this year.

Cost of Revenues

Cost of revenues increased by 12.7% to RMB873.7 million (US$135.6 million) in the first nine months of 2021, from RMB775.4 million in the same period of 2020. The increase was primarily due to increase in personnel-related costs resulting from growing number of teaching staff at our childhood & adolescent quality education learning centers and increase in social security fees which were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in the first nine months of 2020 but were not exempted in the first nine months of 2021.

Gross Profit and Gross Margin

Gross profit increased by 81.6% to RMB857.5 million (US$133.1 million) in the first nine months of 2021, from RMB472.3 million in the same period of 2020. Gross margin, which is equal to gross profit divided by net revenues, was 49.5% in the first nine months of 2021, compared with 37.9% in the same period of 2020. The significant increase in gross margin was primarily because the increase in total net revenue largely outweighed the increase in cost of revenue in the first nine months of 2021.

Operating Expenses

Total operating expenses decreased by 2.3% to RMB1,166.2 million (US$181.0 million) in the first nine months of 2021, from RMB1,193.5 million in the same period of 2020. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 1.2% to RMB1,151.6 million (US$178.7 million) in the first nine months of 2021, from RMB1,165.2 million in the same period of 2020. Total share-based compensation expenses allocated to the related operating expenses decreased by 48.3% to RMB14.6 million (US$2.3 million) in the first nine months of 2021, from RMB28.3 million in the same period of 2020.

Selling and marketing expenses decreased by 3.9% to RMB656.3 million (US$101.9 million) in the first nine months of 2021, from RMB683.0 million in the same period of 2020. The decline was mainly due to decrease in advertising expenses incurred in the first nine months of this year.

General and administrative expenses increased by 0.5% to RMB437.5 million (US$67.9 million) in the first nine months of 2021, from RMB435.3 million in the same period of 2020. The increase was mainly due to the loss on disposal of property and the increase of the employees’ social security fees which were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in the first nine months of 2020 but were not exempted in the same period of 2021, partially offset by one-time professional expenses related to financial restatement and internal control improvement advisory incurred in the same period of last year.

Research and development expenses decreased by 3.7% to RMB72.4 million (US$11.2 million) in the first nine months of 2021, from RMB75.2 million in the same period of 2020. The decline was mainly due to the decrease in personnel-related costs and welfare expenses as the number of staff decreased.

Operating Loss

Operating loss was RMB308.7 million (US$47.9 million) in the first nine months of 2021, compared to operating loss of RMB721.3 million in the same period of 2020. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB293.6 million (US$45.6 million) in the first nine months of 2021, compared to non-GAAP operating loss of RMB692.6 million in the same period of 2020.

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Interest Income

Net interest income was RMB1.6 million (US$0.2 million) in the first nine months of 2021, compared to interest income of RMB1.3 million in the same period in 2020.

Other Income

Other income was RMB2.8 million (US$0.4 million) in the first nine months of 2021, compared to RMB3.2 million in other income in the same period of 2020. The income was mostly from government grants offered to learning centers.

Foreign Exchange Loss

Foreign exchange loss was RMB0.5 million (US$0.1 million) in the first nine months of 2021, compared to RMB1.7 million foreign exchange loss in the same period of 2020.

Income Tax Benefit

The Company recorded an income tax benefit of RMB11.6 million (US$1.8 million) in the first nine months of 2021, compared to RMB42.1 million in income tax benefit in the same period of 2020.

Net Loss

As a result of the foregoing, net loss was RMB293.2 million (US$45.5 million) in the first nine months of 2021, compared to net loss of RMB676.5 million in the same period of 2020. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB278.0 million (US$43.1 million) in the first nine months of 2021, compared to non-GAAP net loss of RMB647.8 million in the same period of 2020.

Basic and Diluted Loss per ADS

Loss per ADS was RMB5.20 (US$0.81) in the first nine months of 2021. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB4.93 (US$0.77) in the first nine months of 2021.

Cash Flow

Net cash outflow from operating activities in the first nine months of 2021 was RMB120.9 million (US$18.8 million). Net cash inflow from investing activities in the first nine months of 2021 was RMB53.3 million (US$8.3 million). The net proceeds from the disposal of property and office equipment in the first nine months of 2021 were RMB92 million (US$14.3 million) and RMB1.7 million (US$0.3 million), respectively. Capital expenditure on leasehold improvement and office equipment was RMB46.8 million (US$7.3 million) in the first nine months of 2021.

Recent Developments Regarding Going Private Transaction

On April 30, 2021, the Company announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kidedu Holdings Limited (“Parent”) and Kidarena Merger Sub, a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction at US$4 per share. On November 15, 2021, the Company and the buyer group (the “Buyer Group Parties”) consisting of Mr. Han Shaoyun, Ascendent Capital Partners III, L.P., Parent, Merger Sub and Kidtech Limited, a wholly owned subsidiary of Mr. Han Shaoyun, entered into a termination and settlement agreement (the “Termination Agreement”) to mutually terminate the Merger Agreement. Pursuant to the Termination Agreement, the Buyer Group Parties will pay a settlement payment of US$3.53 million to the Company by November 26, 2021. The Merger Agreement will be terminated upon receipt by the Company of such payment in full within the aforementioned time period.

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Business Outlook

Based on the Company's current estimates, total net revenues for the fourth quarter of 2021 are expected to be in the range of RMB610 million and RMB640 million, after taking into consideration the seasonal fluctuation factor and the likely continued impact of the COVID-19.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China and elsewhere in the world.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB6.4434, representing the exchange rate as of September 30, 2021, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on September 30, 2021.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 7:00 AM on November 23, 2021, U.S. Eastern Time (8:00 PM on November 23, 2021, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: http://apac.directeventreg.com/registration/event/9058508. It will automatically direct you to the registration page of "Tarena's Third Quarter 2021 Earnings Conference Call " where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter "9058508 ".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

A replay of the conference call may be accessed by phone at the following number until November 30, 2021, 07:59 ET:

United States: +1 855 452 5696

INTERNATIONAL: +61 2 8199 0299

Conference ID: 9058508

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

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Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of COVID-19 on our businesses; the solutions we adopt to address such impact of COVID-19; balancing growth and profitability; as well as the growth prospects of adult professional education and childhood and adolescent quality education services in China) contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

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TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31,	September 30,	September 30,
	2020	2021	2021
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	320,179	216,095	33,537
Time deposits	6,257	6,217	965
Restricted cash	38,369	82,344	12,780
Accounts receivable, net of allowance for doubtful accounts	32,790	48,457	7,520
Amounts due from related parties	305	1,439	223
Asset held for sale	-	83,065	12,891
Prepaid expenses and other current assets	138,353	152,015	23,592
Total current assets	536,253	589,632	91,508
Time deposits-non current	-	122	19
Accounts receivable, net of allowance for doubtful accounts-non current	192	87	14
Property and equipment, net	464,490	305,471	47,408
Intangible assets, net	13,444	10,681	1,658
Goodwill	52,782	52,782	8,192
Right-of-use assets	586,451	558,735	86,714
Long-term investments, net	67,592	67,689	10,505
Deferred income tax assets	142,220	161,891	25,125
Other non-current assets, net	95,825	89,460	13,885
Total assets	1,959,249	1,836,550	285,028

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	10,710	15,500	2,406
Accounts payable	10,293	9,547	1,482
Amounts due to related parties	180	295	46
Operating lease liabilities-current	199,083	242,215	37,591
Income taxes payable	76,817	84,216	13,070
Deferred revenue-current	1,980,138	2,045,322	317,429
Advance received for disposal of property	-	92,000	14,278
Accrued expenses and other current liabilities	391,904	421,771	65,458
Total current liabilities	2,669,125	2,910,866	451,760
Deferred revenue-non current	18,060	17,655	2,740
Operating lease liabilities-non current	406,251	318,020	49,356
Other non-current liabilities	5,082	4,846	752
Total liabilities	3,098,518	3,251,387	504,608
Commitments and contingencies
Shareholders’ equity:
Class A ordinary shares	349	355	55
Class B ordinary shares	74	74	11
Treasury stock	(459,815)	(459,815)	(71,362)
Additional paid-in capital	1,324,161	1,343,298	208,477
Accumulated other comprehensive income	49,120	48,984	7,602
Accumulated deficit	(2,045,891)	(2,339,125)	(363,027)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,132,002)	(1,406,229)	(218,244)
Non-controlling interest	(7,267)	(8,608)	(1,336)
Total liabilities and equity	1,959,249	1,836,550	285,028

9/11

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except share data and per share data)

	For the Three Months Ended September 30			For the Nine Months Ended September 30
	2020 (Unaudited)	2021 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2021 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	620,802	615,175	95,474	1,247,628	1,731,219	268,681
Cost of revenues(a)	(270,842)	(302,008)	(46,871)	(775,369)	(873,730)	(135,601)
Gross profit	349,960	313,167	48,603	472,259	857,489	133,080
Selling and marketing expenses(a)	(239,211)	(223,651)	(34,710)	(682,995)	(656,284)	(101,854)
General and administrative expenses(a)	(143,072)	(151,509)	(23,514)	(435,296)	(437,520)	(67,902)
Research and development expenses(a)	(24,256)	(26,552)	(4,121)	(75,219)	(72,434)	(11,242)
Operating loss	(56,579)	(88,545)	(13,742)	(721,251)	(308,749)	(47,918)
Interest income	3,337	372	58	1,273	1,561	242
Other income	2,864	1,713	266	3,171	2,824	438
Foreign exchange loss	(3,393)	(226)	(35)	(1,744)	(505)	(78)
Loss before income taxes	(53,771)	(86,686)	(13,453)	(718,551)	(304,869)	(47,316)
Income tax (expense)/ benefit	(10,113)	(7,996)	(1,241)	42,061	11,638	1,806
Net loss	(63,884)	(94,682)	(14,694)	(676,490)	(293,231)	(45,510)
Less: Net loss attributable to non-controlling interests	(931)	(1,894)	(294)	(4,079)	(1,157)	(180)
Net loss attributable to Class A and Class B ordinary shareholders	(62,953)	(92,788)	(14,400)	(672,411)	(292,074)	(45,330)

Net loss per Class A and Class B ordinary share:
Basic and diluted	(1.16)	(1.64)	(0.25)	(12.42)	(5.20)	(0.81)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	54,443,291	56,515,425	56,515,425	54,151,656	56,150,962	56,150,962

Net loss	(63,884)	(94,682)	(14,694)	(676,490)	(293,231)	(45,510)
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(1,856)	(1,161)	(180)	(1,657)	(136)	(21)
Comprehensive loss	(65,740)	(95,843)	(14,874)	(678,147)	(293,367)	(45,531)

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	80	185	29	322	555	86
Selling and marketing expenses	343	996	155	1,381	2,974	462
General and administrative expenses	6,143	2,644	410	19,861	10,595	1,644
Research and development expenses	794	332	52	7,092	1,068	166

10/11

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020 (Unaudited)	2021 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2021 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
GAAP Cost of revenues	270,842	302,008	46,871	775,369	873,730	135,601
Share-based compensation expense in cost of revenues	80	185	29	322	555	86
Non-GAAP Cost of revenues	270,762	301,823	46,842	775,047	873,175	135,515

GAAP Selling and marketing expenses	239,211	223,651	34,710	682,995	656,284	101,854
Share-based compensation expense in selling and marketing expenses	343	996	155	1,381	2,974	462
Non-GAAP Selling and marketing expenses	238,868	222,655	34,555	681,614	653,310	101,392

GAAP General and administrative expenses	143,072	151,509	23,514	435,296	437,520	67,902
Share-based compensation expense in general and administrative expenses	6,143	2,644	410	19,861	10,595	1,644
Non-GAAP General and administrative expenses	136,929	148,865	23,104	415,435	426,925	66,258

GAAP Research and development expenses	24,256	26,552	4,121	75,219	72,434	11,242
Share-based compensation expense in research and development expenses	794	332	52	7,092	1,068	166
Non-GAAP Research and development expenses	23,462	26,220	4,069	68,127	71,366	11,076

Operating loss	(56,579)	(88,545)	(13,742)	(721,251)	(308,749)	(47,918)
Share-based compensation expenses	7,360	4,157	646	28,656	15,192	2,358
Non-GAAP Operating loss	(49,219)	(84,388)	(13,096)	(692,595)	(293,557)	(45,560)

Net loss	(63,884)	(94,682)	(14,694)	(676,490)	(293,231)	(45,510)
Share-based compensation expenses	7,360	4,157	645	28,656	15,192	2,358
Non-GAAP Net loss	(56,524)	(90,525)	(14,049)	(647,834)	(278,039)	(43,152)
Less: Net loss attributable to non-controlling interests	(931)	(1,894)	(294)	(4,079)	(1,157)	(180)
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(55,593)	(88,631)	(13,755)	(643,755)	(276,882)	(42,972)
Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	(1.02)	(1.57)	(0.24)	(11.89)	(4.93)	(0.77)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	54,443,291	56,515,425	56,515,425	54,151,656	56,150,962	56,150,962

Notes:

(a) The Non-GAAP net loss per share is computed using Non-GAAP net loss attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net loss per share calculation.

(b) There was no tax impact of share-based compensation expenses for the third quarter of 2021.

11/11